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As filed with the Securities and Exchange Commission on May 19, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ISIS PHARMACEUTICALS, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

464330-10-9
(CUSIP Number of Class of Securities)

B. Lynne Parshall, Esq.
Executive Vice President
Isis Pharmaceuticals, Inc.
2292 Faraday Avenue
Carlsbad, California 92008
(760) 931-9200
(Name, address, and telephone number, of person authorized to receive notices and communications on behalf of Filing Person)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
INTRODUCTORY STATEMENT

        This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, initially filed with the Securities and Exchange Commission on April 8, 2003, in connection with Isis Pharmaceuticals, Inc.'s (the "Company" or "Isis") offer to exchange outstanding stock options with exercise prices equal to or greater than $5.00 per share granted prior to January 5, 2002, under the Isis Pharmaceuticals, Inc. 2000 Broad-Based Equity Incentive Plan or the Isis Pharmaceutical 1989 Stock Option Plan, for replacement options to purchase shares of the Company's Common Stock to be granted under the 2000 Broad-Based Equity Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. This Amendment's sole purpose is to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO, is hereby amended and supplemented to add the following:

        The Offer expired at midnight, Pacific Time, on Thursday May 8, 2003. Pursuant to the Offer, Isis accepted for cancellation an aggregate of approximately 2,236,206 shares of Common Stock underlying Eligible Options. This number represents approximately 35% of the total shares of Common Stock underlying Eligible Options outstanding as of May 8, 2003. Approximately 225 Eligible Participants, which represents approximately 71% of the Eligible Participants as of May 8, 2003, elected to participate in the Offer. The value of Isis' Common Stock on May 8, 2003, the date the Offer expired, was $5.15 per share. Eligible Participants will receive Replacement Options to purchase an aggregate of approximately 1,038,405 shares of Common Stock in exchange for such cancelled Eligible Options. The Replacement Options will have an exercise price of $5.15 per share. We will promptly issue each Eligible Participant whose options have been accepted for cancellation an option agreement representing their respective Replacement Options.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange, dated April 7, 2003.
99.(a)(1)(B)*	Form of Electronic Letter of Transmittal—Memorandum to Employees.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Powerpoint slide presentation to holders of Eligible Option Grants.
99.(a)(1)(H)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(J)
Isis Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Isis Pharmaceuticals, Inc.'s 2000 Broad-Based Equity Incentive Plan and related form of option agreement (incorporated herein by reference to the indicated exhibit in Isis Pharmaceuticals Annual Report on Form 10-K for the year ended December 31, 1999, originally filed March 28, 2000.
99.(d)(1)(B)
Rights Agreement dated as of December 8, 2000 between Isis Pharmaceuticals, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Isis Pharmaceuticals, Inc.'s Report on Form 8-K dated December 8, 2000).
99.(g)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 8, 2003.

[Remainder of this page intentionally left blank.]

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2003

ISIS PHARMACEUTICALS, INC.
By:	/s/ B. LYNNE PARSHALL
Name:	B. Lynne Parshall
Title:	Executive Vice President & CFO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange, dated April 7, 2003.
99.(a)(1)(B)*	Form of Electronic Letter of Transmittal—Memorandum to Employees.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Powerpoint slide presentation to holders of Eligible Option Grants.
99.(a)(1)(H)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(J)
Isis Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Isis Pharmaceuticals, Inc.'s 2000 Broad-Based Equity Incentive Plan and related form of option agreement (incorporated herein by reference to the indicated exhibit in Isis Pharmaceuticals Annual Report on Form 10-K for the year ended December 31, 1999, originally filed March 28, 2000.
99.(d)(1)(B)
Rights Agreement dated as of December 8, 2000 between Isis Pharmaceuticals, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Isis Pharmaceuticals, Inc.'s Report on Form 8-K dated December 8, 2000).
99.(g)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 8, 2003.

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 12. EXHIBITS.
SIGNATURE
INDEX OF EXHIBITS